EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JULY 25, 2002

Telefónica, S.A.

(Exact name of Registrant as specified in its charter)

The Spanish Telephone Company
(Translation of Registrant's name into English)

Gran Via 28
28013 Madrid, Spain 3491-459-3050
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEFÓNICA, S.A.

TABLE OF CONTENTS

Item 1

Telefónica

THE BOARD OF DIRECTORS OF TELEFÓNICA APPROVE A NEW COMPANY MANAGEMENT STRUCTURE

The Board of Directors of Telefónica, at its meeting held on July 24th, approved a new Company management structure. The most outstanding points are as follows:

- The creation of a Division for Corporate Strategy and Regulation.

  As a consequence of the increasing importance and inter-relation between the strategic outlook and regulatory frameworks, the decision has been taken to group several functions together that were previously carried out in different areas of the organization.

  The person appointed to head this new Division is Luis Lada, and this Division will also include the areas of Strategy, Corporate Development (under Angel Vilá), Regulation and Institutional Relations.

- Antonio Viana- Baptista will be proposed to the Board of Directors of Telefónica Móviles, S.A. as Executive Chairman in substitution of Luis Lada.

- Jose María Alvarez- Pallete, to date the Group´s C.F.O., will be named Executive Chairman of Telefónica Internacional (LATAM).

- Santiago Fernández Valbuena, currently Managing Director of Fonditel, will become the new General Manager of Corporate Finance.

- Calixto Ríos, the current General Manager of Communication, Marketing and Institutional Relations, will become the General Manager of the Internal Auditing and Communication Division. This Division will combine its Corporate Communication responsabilities (which remain unchanged) with those of Internal Auditing and Supervision, Security and Human Resources for Top Management.

- Luis Abril will be responsible for the Media, Marketing and Content Division, as well as the Corporate Reputation unit. This Division will include that of Marketing and Content (under Kim Faura) and Media.

* The Human Resources Division (under Oscar Maraver) will come under the C.O.O.

* Francisco de Bergia will continue in his position as General Manager, Assistant to the Chairman.

* The business lines will report to the C.O.O.

* A Management Committee has been created comprising of the C.E.O., the C.O.O, the General Manager of Corporate Strategy and Regulation, the General Manager of Corporate Finance and Chairmen of Telefónica Móviles, Telefónica de España and Telefónica Internacional.

The organizational chart of the new structure is attached.

Madrid, July 25th, 2002

Telefónica



Presidente Ejecutivo (C.E.O) D. César Alierta(*)
D.Gral.Markt. y Contenidos D. Kim Faura
D. Gral. Medios, Marketing y Contenidos D. Luis Abril
D. Gral. Estrategia Corp. y Regulación D. Luis Lada (*)
D.Gral.Desarrollo Corporativo D. Angel Vilá
D. Gral. Audit. Interna y Comunicación D. Calixto Rios
D. Gral. Finanzas Corporativas D. Santiago Fdez. Valbuena (*)
Admira I D. Pedro A. Martín Marín
Secretaría Gral. y del Consejo D. Antonio Alonso Ureba
D. Gral. Adjunto al Presidente D. Francisco de Bergia
Consejero Delegado (C.O.O) D. Fdo. Abril-Martorell(*)
D. Gral. Recursos D. Antonio Palacios
D. Gral. Recursos Humanos D. Oscar Maraver
Telefónica Internacional D. J. M. Alv.-Pallete (*)
Telefónica de España D. Julio Linares(*)
Telefónica Móviles D. Antonio Viana(*) (1)
Telefónica Data D. Eduardo Caride
Terra D. Joaquím Agut
Atento D. Alberto Horcajo
TPI Dª. Belén Amatriaín

(*) Members of the Management Committee (1) Pending appointment by Telefónica Móviles

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA, S.A.

Date:

By:____________________________
Name: Antonio Alonso Ureba
Title: General Secretary and Secretary to the Board of Directors